ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER’S DIRECT LINE
May 5, 2010	414.297.5668
rryba@foley.com EMAIL

CLIENT/MATTER NUMBER
067920-0452

Via EDGAR and Federal Express

Mr. John Dana Brown

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Re:          Quad/Graphics, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Originally Filed on March 5, 2010
File No.  333-165259

Dear Mr. Brown and Ms. Block:

On behalf of our client, Quad/Graphics, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 30, 2010 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Enclosed with each of the hard copies of this response letter please find a copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement which was filed today with the Commission via the EDGAR System.  Each copy of Amendment No. 2 is marked to show the changes made from Amendment No. 1 to the Registration Statement filed with the Commission on April 14, 2010.

What World Color Press Shareholders Will Receive, page 3

1.             You indicate here and elsewhere that Quad/Graphics’ shareholders immediately prior to the arrangement will own approximately 60% of Quad/Graphics’ outstanding stock and former World Color Press shareholders will own approximately 40% of Quad/Graphics’ outstanding stock.  Please balance this disclosure here and throughout to indicate that upon consummation of the arrangement, members of the Quadracci

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

family, trusts for their benefit and other affiliates of Quad/Graphics are expected to hold more than 80% of the combined company’s total voting power.

The Company has revised the sections titled “Summary — “What World Color Press Shareholders Will Receive in the Arrangement,” “Questions and Answers About the Transaction — Q3:  What will I receive in the arrangement?”, “The Arrangement — Background of the Arrangement” and “The Arrangement Agreement — General” to add indications that, upon consummation of the arrangement, members of the Quadracci family, trusts for their benefit and other affiliates of the Company are expected to hold more than 80% of the combined company’s total voting power.  Please see pages 4, 24, 76 and 106 of Amendment No. 2.

Quad/Graphics Business, page 47

2.             We note your response to comment 17 of our letter dated April 1, 2010.  We note the statement on page 52 that the integration of Quad/Graphics’ imaging, manufacturing and distribution networks into a single platform is a “technological advantage.”  Please provide a basis or remove this statement.

The Company has revised the noted statement to describe this integration as an example of its innovative approach.  Please see page 54 of Amendment No. 2.

The Arrangement, page 70

3.             We note your response to comment 22 of our letter date April 1, 2010.  Please disclose the “potential business combination and financing transactions available to World Color Press” available at the time of the August 11, 2009 discussion referenced on page 70.  Please disclose the reasons for not choosing any of the alternatives.  Additionally please explain why the World Color Press’ board of directors concluded on November 9 and 10, 2009 that “a combination with Quad/Graphics was sufficiently attractive to justify pursuing that transaction in priority to other possibilities” as stated on page 72.

The section titled “The Arrangement — Background of the Arrangement” has been revised to disclose (a) the potential business combination and financing transactions available to World Color Press at the time of the August 11, 2009 discussion and the reasons for not choosing any of the alternatives, and (b) the reasons why World Color Press’ board of directors concluded on November 9 and 10, 2009 that a combination with the Company was sufficiently attractive to justify pursuing that transaction in priority to other possibilities.  Please see pages 72-75 of Amendment No. 2.

4.             We note your response to comment 23 of our letter dated April 1, 2010.  Please revise to disclose the “possible economic and other basic terms” discussed on August 28, 2009.  Disclose the price terms discussed on September 10, 2009.

The section titled “The Arrangement — Background of the Arrangement” has been revised to disclose (a) the terms discussed on August 28, 2009 and (b) the price terms discussed on September 10, 2009.  Please see pages 73-74 of Amendment No. 2.

5.             We note your response to comment 30 of our letter dated April 1, 2010 that “the World Color Press board of directors placed no limitations on the scope of Morgan Stanley’s opinion other than those contained in Morgan Stanley’s opinion and as disclosed in Amendment No.  1.”  Please ensure that the disclosure clearly identifies the limitations and indicates that those limitations were imposed by World Color Press.

The section titled “The Arrangement — Opinion of World Color Press’ Financial Advisor” has been revised to include the requested disclosure.  Please see page 92 of Amendment No. 2.

6.             We note your response to comment 31 of our letter dated April 1, 2010.  In your response letter you state that “Morgan Stanley has informed it that the World Color Press’ recent bankruptcy and short operating history were not material factors taken into consideration by Morgan Stanley in performing its financial analysis.”  Please disclose this information in your next amendment or advise.

The section titled “The Arrangement — Opinion of World Color Press’ Financial Advisor” has been revised to include the requested disclosure.  Please see page 92 of Amendment No. 2.

Consideration to be Received Pursuant to Arrangement, page 105

7.             We note your response to our prior comment 39 and reissue the comment.  Please provide an illustrative example or examples of how the consideration to be received will be calculated.  For instance, use example numbers to calculate the Share Exchange Ratio or the Arrangement Amount or advise.  Similarly provide an illustrative example in the Summary section.

An illustrative example of how the consideration to be received by a holder of one World Color Press common share will be calculated has been included in the sections titled “Summary — What World Color Press Shareholders Will Receive in the Arrangement” and “The Arrangement Agreement — Consideration to be Received Pursuant to Arrangement,” as well as to Note 5 to the

Unaudited Pro Forma Condensed Combined Financial Statements in response to the Staff’s Comment No. 8.  Please see pages 4-6, 109-110 and 210-211 of Amendment No. 2.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198

Note 5:  Preliminary Estimated Purchase Price

8.             We note your response to prior comment 49 and the reference to the information on pages 109-112; however, we continue to believe that presenting a basic example (perhaps one potential scenario) in the notes to the pro forma financial statements would enhance a shareholder’s understanding of what they could receive in the arrangement.  Please reconsider presenting a simple illustrative example in this section that shows how the value of the consideration can change.

An illustrative example has been included in Note 5 to the Unaudited Pro Forma Condensed Combined Financial Statements.  Please see pages 210-211 of Amendment No. 2.

Note 6:  Estimate of Assets to be Acquired and Liabilities to be Assumed

9.             We note your response to prior comment 50.  It does not appear that customer contracts are included in the intangible asset balance as of December 31, 2009 per note 5 on page FS-16, unless they are characterized as ‘agreements’ as part of the $1.2 million balance.  Regardless, the addition of the new customers has been identified as ‘significant’ and therefore a portion of the purchase price should be allocated to these intangibles.  Please revise or advise accordingly.

The Company revised the preliminary estimated purchase price allocation to allocate $15 million in additional value to identifiable intangible assets, which is included in the estimate of the $387 million customer relationships and contracts intangible asset in Note 6.  The Company also revised the related pro forma adjustments in Note 7(c), 7(o) and 7(t), the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations to reflect the increase in the value of the customer relationships and contracts intangible asset and related amortization expense.  The increase in the customer relationships and contracts intangible asset represents the value from renewed contracts, such as USA Weekend and ESPN The Magazine, as well as new customer contracts that were signed since the fresh start date of July 31, 2009.  The impact of new and renewed contracts constitutes part of the World Color Press revenue growth projection, which was the basis for the preliminary estimate for the valuation of the customer relationships and contracts intangible asset.  Please see pages 201, 202, 212, 215, 218 and 219 of Amendment No. 2.

Exhibits

10.          Please file consents for Mr. Angelson and Mr. Ryder, as it is disclosed that they are to become directors at the close of this offering.  Please refer to Rule 438 under the Securities Act of 1933.

Consents for Mr. Angelson and Mr. Ryder have been filed with Amendment No. 2 as Exhibits 99.4 and 99.5, respectively.

*            *            *            *

In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 2 submitted herewith.  The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:

•                                          Certain changes have been made in the sections titled “Summary — The Companies,” “Risk Factors — Risks Relating to the Arrangement,” “Quad/Graphics Business,” “World Color Press Business,” “Security Ownership of Certain Beneficial Owners and Management of Quad/Graphics” and “Description of Quad/Graphics Capital Stock” to update disclosures dated as of February 19, 2010 to April 30, 2010.

•                                          Certain changes have been made in the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement—Committees of the Board of Directors of Quad/Graphics” to reflect actions taken by the Company’s board of directors after the filing of Amendment No. 1.

•                                          Disclosure has been added in the section titled “Material United States Federal Income Tax Considerations” to reflect the impact of the Hiring Incentives to Restore Employment Act of 2010.

•                                          Certain changes have been made in the illustrative tables in the section titled “The Arrangement Agreement – Consideration to be Received Pursuant to Arrangement” to reflect the cash dividends paid on World Color Press’ preferred shares and the updated number of shares of Quad/Graphics stock outstanding as of April 30, 2010.

Additionally, as requested, the Company will submit a letter, when it requests acceleration of the effective date of the Registration Statement, acknowledging that:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Joshua A. Agen at (414) 297-5535.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Enclosure

cc:           Theresa Messinese

Lyn Shenk

U.S. Securities and Exchange Commission

Quad/Graphics and World Color Press S-4 Working Group

(all with enclosure)